Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

July 19, 2012

BY EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attention:   Mr. David R. Humphrey

Re:	Ship Finance International Limited Form 20-F: For the year ended December 31, 2011 Filed April 27, 2012 File No. 001-32199

Dear Mr. Humphrey:

On behalf of Ship Finance International Limited (the "Company"), we submit this response to your letter dated July 5, 2012, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011.  The Company's responses, together with the Staff's comments, are set forth below.

Item  5. Operating and Financial Review and Prospects, page 47

Vessel Market Values, page 53

1.
In the table on page 54, you separate your fleet into four categories. However, on page 47, you present a summary of your fleet with seven vessel types and, on page 28, you state that your asset base currently has eight asset types. Please revise, as appropriate, to consistently present information about your fleet.

The Company notes Staff's comments and advises the Staff that in future filings a consistent presentation of information will be made in line with the Company's business strategy with disclosure across eight asset types and four market sectors. This will include changes to the presentation of the table on page 47 to ensure consistency across the annual report and an explanation on page 54 that the assets are grouped according to relevant market sectors.

The Company has eight asset types which operate in four principal markets: (1) the tanker market; (2) the drybulk shipping market; (3) the containership market and (4) the offshore market. A market overview is presented on pages 57-59 for each of these market sectors to give the reader an understanding of economic factors driving charter rates and vessel market values.

The information presented in the table on page 47 (seven vessel types) combines the OBO carriers with drybulk carriers due to the fact that the OBO carriers are currently configured to carry drybulk cargo as noted on page 24. The discussion on page 54 concerns vessel market values which are impacted by market dynamics. Therefore, the table on page 54 is presented at summary level in the context of the market in which the vessels operate and consequently combines the oil tankers with the chemical tankers, the drybulk carriers with the OBO carriers, and the offshore supply vessels with the ultra deepwater drilling units and the jack-up drilling rig. The Company will modify the table on page 47 in future filings to consistently present eight asset types as noted on page 28 and add an explanation on page 54 that the vessels are grouped by the markets within which they operate.

2.
The table on page 54 totals $4,547 million but you only have $2,896 million of total assets at December 31, 2011. Please reconcile the aggregate carrying value of your fleet shown in the table on page 54 to the corresponding amounts in your financial statements.

The Company can reconcile the aggregate carrying value of its fleet as presented in the table on page 54 to the corresponding amounts in the financial statements as follows:

(in millions of $)
Carrying value at December 31, 2011	4,547
Less: carrying value of assets owned by wholly-owned subsidiaries accounted for under the equity method:
-SFL West Polaris Limited – West Polaris offshore drill unit	(611)
-SFL Deepwater Limited – West Taurus and West Hercules offshore drill units	(1,240)

Less: costs to completion of newbuildings included within the carrying value	(275)
Less: unamortized deferred equity contribution included within investment in direct financing and sales-type leases	(164)
Less: unamortized gains included within investment in direct financing and sales-type leases	(16)
Aggregate balance of net vessels and equipment, newbuildings, and current and long-term portion of investment in direct financing and sales-type leases	2,241

Aggregate balance of other assets reported on the balance sheet	655

Total assets	2,896

Liquidity and capital resources

3.
We note that you list a number of loan agreements on page 65, and that you describe each of these loan agreements in detail on pages 67-71. In this regard, we believe your disclosure could be enhanced by first providing an overall summary of your borrowings. In this overall summary, we suggest you present separately the aggregate amounts of (i) loan facilities secured with mortgages on vessels and rigs including newbuildings, (ii) loan facilities secured with a portion of your 8.5% Senior Notes which are held as treasury notes, (iii) loan facilities secured by holdings of securities (other than your 8.5% Senior Notes), and (iv) unsecured borrowings. In addition to the amounts outstanding, please indicate the amounts undrawn and/or available for borrowing at the most recent balance sheet date.

The Company acknowledges Staff's suggestions and will in future filings, provide an overall summary of its borrowings, which will include the disclosures presented in the table below.

	As of December 31, 2011
(in millions of $)	Utilized	Available
Loan facilities secured with mortgages on vessels and rigs including new buildings	1,366.7	-
Loan facilities secured against 8.5% Senior Notes held as treasury notes	70.0	-
Loan facilities secured against investment in securities	-	11.7
Unsecured borrowings:
-8.5% Senior Notes due 2013	274.2	-
-NOK500 million senior unsecured bonds due 2014	74.6	-
-3.75% senior unsecured convertible bonds due 2016	125.0	-
	1,910.5	11.7

As of December 31, 2011, $11.7 million of the $55.0 million secured securities facility was available for borrowing based on 50% of the market value of the Company's investment in marketable securities.

4.
Based on the amounts shown on your 2011 balance sheet for net vessels and equipment, newbuildings, and the current and long-term portion of investment in direct financing and sales-type leases, which amounts total $2,241 million, it appears (since this same amount is shown in Note 23 to your financial statements) that all of your vessels and rigs are pledged under mortgages. If all your vessels and rigs are pledged, please add specific disclosure to this effect in MD&A. Also, discuss how you were able to obtain additional financing (on an unsecured basis) even though all of your vessels are encumbered.

The Company notes Staff's comment and confirms that all of the Company's vessels and rigs are pledged under mortgages and that for future filings this specific disclosure will be added in MD&A.

The Company and its equity-accounted subsidiaries fund their acquisition of new vessels and rigs through a combination of equity and long-term debt. Providers of such long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired.

As of December 31, 2011, the Company had total outstanding indebtedness of $3.3 billion under its various credit facilities, including those of its equity-accounted subsidiaries. All of the Company's vessels and rigs including those of its equity-accounted subsidiaries have been pledged under mortgages in respect of this outstanding indebtedness.

The Company also has in place unsecured borrowings in the form of 8.5% Senior Notes due 2013, NOK500 million senior unsecured bonds due 2014 and 3.75% senior unsecured convertible bonds due 2016. In line with other companies, unsecured financing is available to the Company. Providers of unsecured financing will look at a company's assets, cash flow, net income or other factors in the context of its overall secured financing level, which affects the terms on which unsecured financing can be achieved. In general, such unsecured financing is a more expensive form of borrowing compared to borrowing with collateral, but it has been available.

Borrowings, page 67

5.
At the top of page 71, you describe a $55 million secured securities financing arrangement with a bank. In addition, we note from your financial statements that you acquired over $23 million of available for sale securities during 2011, and that you hold a long–term investment in shares which are not publicly traded. Please expand your disclosures in MD&A to discuss your investment policy and management's intentions with respect to the use of borrowings to invest in securities.

The Company notes Staff's comments and advises Staff that it will include in the MD&A for future filings, a discussion of its investment policy and management's intentions with respect to the use of borrowings to invest in securities.

Subject to the approval of the Board of Directors on a case by case basis, the Company may deploy some of its surplus funds to acquire equity or debt interests in other companies with a view to generating competitive returns.

The Company may invest in such marketable securities using its surplus funds or a combination of its surplus funds and credit facility arranged specifically for such investments. The treasury function manages the Company's debt and has a responsibility for procuring borrowing facilities for short term needs and also for long term needs, on a cost effective basis as and when required to support the Company's strategy. The $55 million secured securities financing agreement is an example of the potential to use borrowings to invest in securities to earn a commercial return, although the facility has not been utilized as at December 31, 2011. The facility may only be used to fund up to 50% of the acquisition cost of debt securities and comes with a covenant that requires a minimum value of securities to be held as collateral. The facility bears interest at LIBOR plus a margin and is secured against the relevant securities. The Company's investment policy supports the business strategy outlined in pages 28-29.

6.
In your description of the $700 million loan facility entered into by SFL West Polaris with a syndicate of banks, you state that such lenders have limited recourse to Ship Finance as the holding company currently only guarantees $70 million of the debt. However, on page F-18, in Note 15 to your financial statements, you state that $80 million of this debt is guaranteed at December 31, 2011. Please reconcile these disclosures.

Under the terms of the $700 million loan facility, lenders have limited recourse to Ship Finance under a reducing guarantee. The amount of the guarantee decreases as the outstanding loan amount falls as follows:

'The Guarantor's maximum liability under this Guarantee is limited to:

(a)	USD 100,000,000 as long as the Loan is equal to or exceeding USD 620,000,000;

(b)	USD 90,000,000 as long as the Loan is less than USD 620,000,000 but equal to or exceeding USD 540,000,000;

(c)	USD 80,000,000 as long as the Loan is less than USD 540,000,000 but equal to or exceeding USD 450,000,000; and

(d)	USD 70,000,000 as long as the Loan is less than USD 450,000,000.'

At December 31, 2011, the amount outstanding under this facility was $470 million. In Note 15 on page F-18, the Company has disclosed $80 million of the debt is guaranteed under this facility in line with the facility document. At the time of filing the 20-F, the amount outstanding under this facility was less than $450 million. Accordingly, the MD&A which reports the current position as at the filing date, reflects a reduced guarantee figure of $70 million in line with the facilities agreement. The Company will in future filings, expand its description of this guarantee in the MD&A to include a reconciliation of any differences arising from measurement at different dates.

Minimum Value Covenants

7.
You state that most of your loan facilities are secured with mortgages on vessels and rigs, and that you had borrowings totaling $2.4 billion with minimum value covenants. However, according to the table on page F-21, you only had $1.9 billion of total debt at December 31, 2011. Please reconcile these disclosures.

As noted, certain loan facilities require a minimum value covenant which requires the Company to maintain a minimum ratio between market value of pledged assets and loan outstanding. The Company's reconciliation between the $2.4 billion of borrowings with minimum value covenants and $1.9 billion of total debt at December 31, 2011 is as follows:

(in billions of $)	As of December 31, 2011

Borrowings with minimum (vessel and rig) value covenants	2.4
Less: Borrowings of wholly-owned subsidiaries accounted for under the equity method
-SFL West Polaris Limited – West Polaris offshore drill unit	(0.5)
-SFL Deepwater Limited – West Taurus and West Hercules offshore drill units	(0.9)

Add: Borrowings with no minimum (vessel or rig) value covenants	0.9
Total borrowings	1.9

The Company will in future filings, modify its description of the minimum value covenants in the MD&A to state the amount of any borrowings of its equity-accounted subsidiaries that are included.

8.
We note that you include financial statements of SFL Deepwater pursuant to Rule 3-09 of Regulation S-X. In light of the overall significance of SFL West Polaris to your business, and the fact that you guarantee $80 million of its debt at December 31, 2011, please tell us what consideration you gave to including the financial statements of SFL West Polaris in your filing. See Rule 3-13 of Regulation S-X.

In consideration of the disclosure requirements of Rule 3-09, the Company performed the Rule 1-02(w) significance test substituting 20% for 10%. The Company determined that the SFL West Polaris did not satisfy that significance test requiring the inclusion of separate financial statements. A summary of the SFL West Polaris 2011 significance test calculation is provided below:

(a) Investment test

(in thousands of $)	As of December 31, 2011

Investment and advances to SFL West Polaris	145,000
Group consolidated total assets	2,896,128
Investment in and advances to SFL West Polaris as a % of Group consolidated total assets	5%

(b) Income test

(in thousands of $)	For the year ended December 31, 2011

Net income before tax of SFL West Polaris	12,806
Group consolidated income before taxes 1	167,761
Equity in net income before taxes of investees as a % of Group net income before taxes	8%

(1) Represents the average of the income for the last five fiscal years as the reduction in income in 2011 compared with 2010 is more than 10%.

The "asset test" in Rule 1-02(w) has been excluded in accordance with guidance in the SEC's Division of Corporation Finance Financial Reporting Manual section 2410.1.

The Company considered the filing of the SFL West Polaris financial statements under the significance test rules noted above. The Company notes the Staff's reference to Rule 3-13 of Regulation S-X and the possibility of informal written notice requiring the filing of the SFL West Polaris financial statements. The Company's view is that the disclosures in Note 15 wherein summarized financial statements of West Polaris for the current and preceding fiscal years are presented provides an accurate description of the operations, assets, liabilities and performance of the entity. The significant items on SFL West Polaris' financial statements are its drillship, loan facility and leasing arrangement with Seadrill Polaris Ltd. These items are discussed in sufficient detail under note 15, including the Company's guarantee of up to $80 million of SFL West Polaris' debt as of December 31, 2011. The Company believes that the disclosures in Note 15 when combined with the discussions in the MD&A present a full picture of the offshore activities and markets and the performance and financial position of SFL West Polaris as well as other entities accounted for under the equity method. Therefore, the Company's view is that investors would not benefit from the Company's filing the full financial statements of SFL West Polaris, since it does not meet the significance test and the current disclosures in the MD&A are felt to be adequate.

9.
Please consider expanding the disclosure with respect to your accounting policies to include a description of your policy when amendments are made to charter agreements, such as the December 30, 2011 amendments to your agreements with Frontline disclosed on Note 21.

The Company acknowledges Staff's comment and will seek to expand the disclosure of the accounting policy on leases to include the treatment for amendments to charter agreements, for future filings.

If at any time the Company and its customer agree to change the provisions of a leasing arrangement, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease under the Accounting Standards Codification ("ASC") Topic 840 "Leases" ("ASC 840") had such changed terms been in effect at lease inception, the revised agreement shall be considered as a new agreement over its term, and the new agreement would be assessed under ASC Topic 840 to determine whether it is to be classified as either a capital lease or an operating lease.

If the provisions of a capital lease (sales-type or direct financing) are changed in a way that does not constitute a new agreement as described above, but changes the amount of the remaining minimum lease payments, the balance of the minimum lease payments receivable and the estimated residual value (if affected) will be adjusted to reflect the change and the net adjustment will be charged or credited to unearned income.

10.
We note the disclosure of your guarantees with respect to Seadrill and SFL Corte Real Limited. However, according to Note 15, you also have guarantees relating to the loan facilities of SFL West Polaris and SFL Deepwater. Please include disclosure of these contingent liabilities in Note 23. In this regard, please note that ongoing disclosure of material contingencies in required on an interim basis pursuant to Rule 10-01(a)(5) of Regulation S-X.

The Company confirms that for future filings, the guarantees in respect of SFL West Polaris and SFL Deepwater will be included in Note 23, Commitments and Contingent Liabilities.

SFL West Polaris and SFL Deepwater are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. The Company's (100%) share of their assets and liabilities, which includes the balances of their loan facilities, is presented on its balance sheet on a net basis within 'Investment in associated companies'. As of December 31, 2011, the guarantees provided to the providers of these entities' loan facilities were limited to $280 million on a combined basis whereas the combined outstanding balance of these entities' loan facilities of $1.4 billion was included in the determination of the carrying value of the Company's investment in associated companies.  In Note 15 and also in the MD&A, full disclosures of the nature and extent of these guarantees and the facilities to which they relate were made. In view of these disclosures, it was felt that the Company had satisfied the requirements of Rule 10-01(a)(5) of Regulation S-X by disclosing these guarantees in the notes to its financial statements. However in view of Staff's request to include the disclosure of these guarantees in Note 23, the Company hereby undertakes to do so for future filings.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, or Keith Billotti at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL LLP

	By:	/s/ Gary J. Wolfe
Gary J. Wolfe

Kristin Shifflet Division of Corporate Finance Securities and Exchange Commission

Harald Gurvin Chief Financial Officer Ship Finance Management AS